                                  EXHIBIT 11


                           PATTERSON DENTAL COMPANY
                       COMPUTATION OF EARNINGS PER SHARE
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                    APRIL 27,  APRIL 29,  APRIL 30,
                                                      1996       1995       1994
                                                    ---------  ---------  ---------
Earnings per share:
  Average shares outstanding                           17,669    17,612    17,607
  Net effect of assumed conversion of Patterson
    Preferred based on the if-converted method (1)      3,843     3,854     3,857
  Net effect of dilutive stock options - based on
    the treasury stock method using average
    market price (2)                                       27        22        21
                                                     --------  --------   --------
           Total                                       21,539    21,488    21,485
                                                     ========  ========   ========
Net income available for common shareholders (3)      $28,125   $23,572   $18,685
                                                     ========  ========   ========

Net earnings                                          $  1.31   $  1.10   $  0.87
                                                     ========  ========   ========

(1) Assumes conversion of Patterson Preferred to Common at the ratio of 1 to 1.08.

(2) Additional dilution using higher of average or ending market price is not material. Therefore, additional fully diluted presentation is not required.

(3) Assumes the dividend eliminated upon conversion of preferred stock is offset by incremental ESOP compensation cost.

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